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                              August 26, 2022

       Wei Kwang Ng
       Chief Executive Officer
       Plutonian Acquisition Corp.
       1441 Broadway 3rd, 5th and 6th Floors
       New York, NY 10018

                                                        Re: Plutonian
Acquisition Corp.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
10, 2022
                                                            CIK No. 0001929231

       Dear Mr. Ng:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Cover Page

   1. Please disclose that your sponsor, Plutonian Investments LLC, is controlled by Mr.
                                                        Guojian Zhang, a PRC
resident.
       Management
       Conflicts of Interest, page 105

   2. We note disclosure that your new chief executive officer, Mr. Wei Kwang Ng, has an existing contractual or
fiduciary obligation to Lufax Holding Ltd.; however, disclosure about Mr. Ng's role as
the chief financial officer of Lufax is not disclosed in his biography on page 100. You also
disclose in Mr. Ng's biography that he is currently the chief
 Wei Kwang Ng
Plutonian Acquisition Corp.
August 26, 2022
Page 2
      operating officer of Parcel Santa Pte Ltd. and an independent director of Redwoods
      Acquisition Corp. However, neither of these entities are discussed in this section. Please revise.
       You may contact Eric McPhee at 202-551-3693 or Issac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameWei Kwang Ng
                                                           Division of
Corporation Finance
Comapany NamePlutonian Acquisition Corp.
                                                           Office of Real
Estate & Construction
August 26, 2022 Page 2
cc:       Sally Yin, Esq.
FirstName LastName